

EXHIBIT G:
BUSINESS PLAN / PITCH DECK





Business Summary
January 2020

Kansas City Breweries Company LLC
1609 N Crystal Avenue Kansas City Missouri 64126
Info@KansasCityBreweriesCompany.com

From domestic American beers to organic sodas, ciders, juices, water and sports drinks Kansas City Breweries and Beverage Company develops trademarks and private labels for the manufacturing, canning and bottling of alcohol and non-alcohol beverages serving local, regional and national markets for retailers, institutions, hospitality, and sports venues.

The Company beverages are produced under exclusive private label licensing agreements utilizing co-packers in support of rapid revenue growth and national market penetration. The Company is a Qualified Opportunity Zone Project with geographic, logistic and economic incentives providing 1000's of new career opportunities over any other existing or future North America beverage manufacturer.

Currently the Company produces "AN AMERICAN BEER" for the "Loud & Proud®" fan in all of us and is preparing to bring organic sodas, ciders, juices, water and sports drinks on-line for trademark and private label customers who prefer non-alcohol beverages. When the Company launched its first proof of concept production under an exclusive licensing agreement the Company sold $250,000 (with additional capital could have sold 10x that) in 12 months out selling Bud, Miller and Coors in many locations because locally owned AMERICAN brands KC Lite™ a 4.2% alcohol beer; KC Lager™ a 5% alcohol; and KC Malt™ a 6.2% alcohol strong beer or Malt Liquor are competitively priced and have the local and regional affinity beer drinkers are looking to support.

In addition to KC Brands, the Company has secured licensing agreements for a second registered trademark owner Tacoma Washington based 12Brands LLC, registered trademark owners of the nationally recognized sports trademark Loud & Proud® now under contract with Kansas City Breweries for the Seattle Washington production of Sea Lite™ a 4.2% alcohol beer; Sea Lager™ a 5% alcohol beer; and Sea Malt™ a 6.2% alcohol strong beer or malt liquor.

With two trademark agreements from brand creators in Kansas City and Tacoma Washington, channel partners have expressed availability to several thousand retail locations providing projected revenues of $80 million over 5 years. The Company has secured agreements for the land purchase of its beverage complex including the on-site #1 North America Intermodal Rail Spur providing the lowest shipping cost to all North and South America markets. In addition, our central US location serves 24-hour tractor-trailer delivery anywhere in North America.

The following use of funds provides a turnkey eco-friendly beverage production complex utilizing recycled glass, aluminum and plastics for on-site manufacturing of bottles, cans and plastic containers. This cost efficient manufacturing insures the lowest possible cost to retailers, institutions, hospitality, and sports related venues.

Use of funds	Cost
1. Beverage Production Working Capital (Crowd Funding)	$535,000.00
2. Property/Building & Improvements (Reg. D 506c)	$2,500,000.00
3. Production Equipment & Operations (Debt Financing)	$7,215,000.00
4. Contingencies	$250,000.00
Total	$10,500,000.00

By securing beverage production capital the Company can project with some certainty annual dividends from its net profits. The following projected dividend per share for the Company at the end of Year1 is $.015 per share; Year2 is $.066 per share; Year3 is $.157 per share; Year4 is $.288 per share; Year5 is $.460 per share for a total of $.986 per share over 5 years. With the purchase price of $.25 per share today investors can realize a 300% ROI over the next 5 years.

The intent of this Crowd Funding raise and concurrent 2,500,000 Reg. D 506(c) offering is to sell 30% of the company common shares and begin large volume beverage production combined with the construction of the Company brewery and beverage complex.

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KCBC	**Year1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Locations	1440	2880	4320	5760	7200
Truckloads	39.5	111	183	255	327

Sales Revenue	**Year1**	**Year2**	**Year3**	**Year4**	**Year5**
Total Revenue	**$3,055,042**	**$9,575,504**	**$16,141,565**	**$22,707,625**	**$29,273,685**

Cost of Goods	**Year1**	**Year2**	**Year3**	**Year4**	**Year5**
Cost of Goods	**$2,223,411**	**$6,968,900**	**$11,747,575**	**$16,526,250**	**$21,304,924**

Operating Exp	**Year1**	**Year2**	**Year3**	**Year4**	**Year5**
Total Expense	**$225,446**	**$540,260**	**$770,919**	**$930,083**	**$1,097,438**

Net Profit	**$606,185**	**$2,066,344**	**$3,623,070**	**$5,251,293**	**$6,871,323**
Net Profit Margin	**19.84%**	**21.58%**	**22.45%**	**23.13%**	**23.47%**
Accumulated Profit	**$606,185**	**$2,672,529**	**$6,295,599**	**$11,546,892**	**$18,418,215**

Financial Model: 2.25 cases per week per sku per location…